UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20594


                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934


                                  (Amendment No. )*



                          New Plan Excel Realty Trust Inc.

                                  (Name of Issuer)

        7.8% Series D Cumulative Voting Step-up Premium Rate Preferred Stock

                           (Title of Class of Securities)

                                     648053700

                                   (CUSIP Number)


     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      1   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Capital Research and Management Company
          95-1411037

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)

                                                                         (b)

      3   SEC USE ONLY




      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


                   5   SOLE VOTING POWER

                       NONE


                   6   SHARED VOTING POWER
      NUMBER OF
        SHARES
                       NONE
     BENEFICIALL
      Y OWNED BY
                   7   SOLE DISPOSITIVE POWER
         EACH
      REPORTING
                       225,000
     PERSON WITH


                   8   SHARED DISPOSITIVE POWER

                       NONE


      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          225,000   Beneficial ownership disclaimed pursuant to Rule 13d-4


      10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          15.0%


      12  TYPE OF REPORTING PERSON*

          IA


                        *SEE INSTRUCTION BEFORE FILLING OUT!

      1   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Bond Fund of America
          95-2884967

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)

                                                                         (b)

      3   SEC USE ONLY




      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Maryland


                   5   SOLE VOTING POWER

                       112,500


                   6   SHARED VOTING POWER
      NUMBER OF
        SHARES
                       NONE
     BENEFICIALL
      Y OWNED BY
                   7   SOLE DISPOSITIVE POWER
         EACH
      REPORTING
                       NONE
     PERSON WITH


                   8   SHARED DISPOSITIVE POWER

                       NONE


      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          112,500


      10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.5%


      12  TYPE OF REPORTING PERSON*

          IV


                         *SEE INSTRUCTION BEFORE FILLING OUT

                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549

                                    Schedule 13G
                      Under the Securities Exchange Act of 1934


     Amendment No.

     Item 1(a)   Name of Issuer:
            New Plan Excel Realty Trust Inc.

     Item 1(b)   Address of Issuer's Principal Executive Offices:
            1120 Avenue of the Americas
            New York, NY  10036

     Item 2(a)   Name of Person(s) Filing:
            Capital Research and Management Company and The Bond Fund of
            America

     Item 2(b)   Address of Principal Business Office:
            333 South Hope Street
            Los Angeles, CA  90071

     Item 2(c)   Citizenship:   N/A

     Item 2(d)   Title of Class of Securities:
            7.8% Series D Cumulative Voting Step-up Premium Rate Preferred
            Stock

     Item 2(e)   CUSIP Number:
            648053700

     Item 3   The person(s) filing is(are):

            (d)   [X]   Investment Company registered under Section 8 of the
                 Investment Company Act.
            (e)    [X]   Investment Adviser registered under Section 203 of the
                 Investment Advisers Act of 1940.

     Item 4   Ownership

            Capital Research and Management Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 is deemed to be the beneficial owner of 225,000 shares or 15.0% of the 1,500,000 shares of 7.8% Series D Cumulative Voting Step-up Premium Rate Preferred Stock believed to be outstanding as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

            The Bond Fund of America, an investment company registered under the Investment Company Act of 1940, which is advised by Capital Research and Management Company, is the beneficial owner of 112,500 shares or 7.5% of the 1,500,000 shares of 7.8% Series D Cumulative Voting Step-up Premium Rate Preferred Stock believed to be outstanding.

     Item 5   Ownership of 5% or Less of a Class: [ ]

     Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

     Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A

     Item 8   Identification and Classification of Members of the Group:  N/A

     Item 9   Notice of Dissolution of the Group:  N/A

     Item 10   Certification

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

        Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



             Date:          July 10, 2000 (For the period ended June
                            30, 2000)


             Signature:     *Paul G. Haaga, Jr.

             Name/Title:    Paul G. Haaga, Jr., Executive Vice
                            President

                            Capital Research and Management Company


             Date:          July 10, 2000 (For the period ended June
                            30, 2000)


             Signature:     *Paul G. Haaga, Jr.

             Name/Title:    Paul G. Haaga, Jr., Chairman

                            The Bond Fund of America













     CUSIP: 648053700                                                Page 5 of 7






             *By

                    James P. Ryan
                    Attorney-in-fact

                    Signed pursuant to a Power of Attorney dated January 18, 2000 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Research and Management Company on February 10, 2000 with respect to 3COM Corporation.
















































     CUSIP: 648053700                                                Page 6 of 7


                                      AGREEMENT

                                   Los Angeles, CA
                                    July 10, 2000


       Capital Research and Management Company ("CRMC") and The Bond Fund of America ("BFA") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of 7.8% Series D Cumulative Voting Step-up Premium Rate Preferred Stock issued by New Plan Excel Realty Trust Inc.

       CRMC and BFA state that they are each entitled to individually use
     Schedule 13G pursuant to Rule 13d-1(c) of the Act.

       CRMC and BFA are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.



                      CAPITAL RESEARCH AND MANAGEMENT COMPANY

                      BY:              *Paul G. Haaga, Jr.

                                        Paul G. Haaga, Jr., Executive
                                        Vice President
                                        Capital Research and Management
                                        Company


                      THE BOND FUND OF AMERICA

                      BY:              *Paul G. Haaga, Jr.

                                        Paul G. Haaga, Jr., Chairman
                                        The Bond Fund of America


     *By

          James P. Ryan
          Attorney-in-fact

          Signed pursuant to a Power of Attorney dated January 18, 2000 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Research and Management Company on February 10, 2000 with respect to 3COM Corporation.